Exhibit 99.1

Amaya Provides Update on Kentucky Dispute

Montreal, Feb. 22, 2016 - Amaya Inc. (NASDAQ: AYA; TSX: AYA), through certain subsidiaries, today filed a notice of appeal of the previously announced December 23, 2015 Kentucky trial court order for damages against such subsidiaries and posted a US$100 million supersedeas bond to stay enforcement of the order during the pendency of the appeals process. The posting of the bond required the delivery of cash collateral in the amount of US$35 million and letters of credit in the aggregate amount of US$30 million. Amaya will continue to vigorously challenge the trial court’s order.

In late-January, pursuant to and in accordance with the procedures set forth in the merger agreement governing the acquisition of the PokerStars business, a subsidiary of Amaya submitted a notice of claim to the sellers’ representative and escrow agent seeking indemnification for losses and potential losses caused by breaches under the merger agreement and requesting, among other things, that the escrow agent retain the then-remaining balance of the escrow fund established under the merger agreement in an aggregate amount equal to approximately US$300 million. Amaya has since received a notice from the sellers’ representative initially disputing all claims set forth in Amaya’s notice of claim. The disputed indemnity claims and release of the escrow funds will be resolved in accordance with the provisions of the merger agreement and escrow agreement.

There can be no assurance that Amaya’s appeal will be successful or that its notice of claim will result in any amounts in the escrow fund being remitted to Amaya or that any of Amaya’s estimates of potential losses will reimbursed by the sellers or otherwise.

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, BetStars, StarsDraft, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands have more than 100 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya has various gaming and gaming-related licenses or approvals throughout the world, including from the United Kingdom , Italy , France , Spain , Estonia , Belgium , Denmark , Bulgaria , Greece , Ireland , Romania , the Isle of Man , Malta , the State of Schleswig- Holstein in Germany , the Provinces of Quebec and Ontario in Canada , and the State of New Jersey in the United States.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain expectations and projections related to legal proceedings and indemnification claims. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “propose”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” and similar references to future periods or the negatives of these words and expressions. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although Amaya and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2014 and in its Management’s Discussion and Analysis for the period ended September 30, 2015, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Contact

For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com;

For media inquiries, please contact: Eric Hollreiser, Press@amaya.com.